Exhibit 7.01

September 12, 2005

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Commissioners:

We have read the statements made by Mountain Bank Holding Company, which were filed with the Commission, pursuant to Item 4.02(b) of the Form 8-K, as part of the Company’s Form 8-K report dated March 9, 2005. We agree with the statements made by the Company in the first three paragraphs of the Company’s response to Item 4.02(b) set forth in such Form 8-K, which paragraphs contain disclosure responsive to the requirements of Items 4.02(b)(1) through (b)(4) of Form 8-K. We are not in a position to agree or disagree with the additional statements made by the Company in response to Item 4.02(b) set forth in such Form 8-K.

Very truly yours,